UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

629410309

(CUSIP Number)

Jeffrey A. Berg
PO Box 55399
St. Petersburg, FL 33732
(760) 438-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 629410309

1	Names of Reporting Persons Matador Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,024,643
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,024,643
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,024,643
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.6%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 629410309

1	Names of Reporting Persons BFK Investments LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,024,643
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,024,643
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,024,643
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.6%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 629410309

1	Names of Reporting Persons Jeffrey A. Berg
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,000
	8	Shared Voting Power 16,024,643
	9	Sole Dispositive Power 30,000
	10	Shared Dispositive Power 16,024,643
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,054,643
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.6%
14	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 629410309

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 29, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on December 19, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on January 14, 2011 (“Amendment No. 2”) and Amendment No. 3 thereto filed with the SEC on January 14, 2011 (“Amendment No. 3”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, are collectively referred to herein as the “Schedule 13D”).

This Amendment No. 4 relates to the shares of Common Stock (the “Stock”) of NTN Buzztime, Inc. (the “Issuer”) owned by Matador Capital Partners, L.P. (the “Fund”), BFK Investments LLC (“BFK”), the general partner of the Fund, and Jeffrey A. Berg, the Managing Member of BFK.  The Fund, BFK and Jeffrey A. Berg are collectively referred to herein as the “Reporting Persons”).  Except as specifically amended by this Amendment No. 4, items in the Schedule 13D are unchanged.

Information in this Amendment No. 4 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The principal executive office of the Issuer is located at 2231 Rutherford Road, Suite 200, Carlsbad, CA 92008.

Item 2.	Identity and Background

Paragraph (c) of Item 2 of the Schedule 13d is hereby amended by replacing it in its entirety with the following:

(c)
The principal business of the Fund is to acquire, hold, and dispose of securities of companies in which it invests, to receive dividends, interest, the return of principal, or other passive income and gains in connection therewith, and to engage in such other activities in connection therewith as its general partner deems necessary and advisable. BFK is the general partner of the Fund.  Mr. Berg is the Managing Member of BFK.

Item 3.	Source and Amount of Funds or Other Consideration

The information provided in Item 5 of this Amendment No. 4 is incorporated by reference to this Item 3.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Fund purchased the 9,669,043 shares of Stock reported in Item 5 of this Amendment No. 4 using its working capital. The aggregate purchase price was $2,417,260.74.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (d) of Item 5 of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a), (b) & (d): Each Reporting Person's beneficial ownership of the Stock on the date of this Amendment No. 4 is reflected on that Reporting Person's cover page of this Amendment No. 4.  BFK is a limited liability company and serves as the general partner of the Fund with the power to invest in, vote and dispose of the Stock on behalf the Fund.  The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  Only Mr. Berg as a limited partner in the Fund individually has an interest through the Fund in more than 5% of the outstanding Stock.  Mr. Berg is the Managing Member of BFK and controls the investment decisions of BFK and the Fund.  The Reporting Persons are filing the Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group.  Each of BFK and Mr. Berg disclaims beneficial ownership of the Stock except to the extent of that Reporting Person's pecuniary interest therein.  In addition, the filing of the Schedule 13D on behalf of the Fund should not be construed as an admission that any of the other Reporting Persons is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by the Schedule 13D.

(c): During the past 60 days, the Fund has made the following transactions in shares of the Issuer:

•
The Fund purchased 1,669,043 shares of Stock on February 24, 2012 at a purchase price per share of $0.25 upon exercise of subscription rights issued pro rata to holders of the Stock as of the close of business on February 2, 2012, to purchase shares of the Stock under the basic subscription privilege of the Issuer’s rights offering.

•
The Fund purchased 8,000,000 shares of Stock on February 28, 2012 pursuant to the terms of the investment agreement dated as of December 20, 2011, between the Fund and the Issuer in connection with the Issuer’s right offering.

Except as set forth in this Item 5(c), no transactions in the Stock were effected by any of the Reporting Persons during the 60 days preceding the date of this Amendment No. 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2012		MATADOR CAPITAL PARTNERS, L.P.
	By:	Name: BFK Investments LLC Title: General Partner
	By:	/s/ Jeffrey A. Berg Name: Jeffrey A. Berg Title: Managing Member

Dated: March 7, 2012		BFK INVESTMENTS LLC
	By:	/s/ Jeffrey A. Berg Name: Jeffrey A. Berg Title: Managing Member

Dated: March 7, 2012		JEFFREY A. BERG /s/ Jeffrey A. Berg Jeffrey A. Berg

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.